UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

 (Amendment No.  _____)*

BTHC VI, Inc.
(Name of Issuer) Common Stock, par value $.001 per share
(Title of Class of Securities) 05578C 203
(CUSIP Number) June 8, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1(b)

☒  Rule 13d-1(c)

☐  Rule 13d-1(d)

CUSIP No.  05578C 203

1.	NAME OF REPORTING PERSON IRS IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Angiotech Pharmaceuticals, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) (b) X
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada
Number of Shares Beneficially Owned By Each Reporting Person With	5.	SOLE VOTING POWER	1,885,890 shares
	6.	SHARED VOTING POWER	0 shares
	7.	SOLE DISPOSITIVE POWER	1,885,890 shares
	8.	SHARED DISPOSITIVE POWER	0 shares
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,885,890 shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 9.96%(1)
12.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)  Based on 18,927,990 shares of Issuer’s Common Stock issued and outstanding as of June 14, 2007.

Item 1.

(a)

Name of Issuer:  BTHC VI, Inc.

(b)

Address of Issuer’s Principal Executive Offices:  3201 Carnegie Avenue, Cleveland, Ohio 44115-2634

Item 2.

(a)

Name of Person Filing:  Angiotech Pharmaceuticals, Inc.

(b)

Address of Principal Business Office or, if none, Residence:  1618 Station Street

Vancouver, BC V6A 1B6, Canada

(c)

Citizenship:  British Columbia, Canada

(d)

Title of Class of Securities:  Common Stock

(e)

CUSIP Number:  05578C 203

Item 3.

  If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)

☐ Broker or dealer registered under Section 15 of the Exchange Act;

(b)

☐ Bank as defined in section 3(a)(6) of the Exchange Act;

(c)

☐ Insurance company as defined in section 3(a)(19) of the Exchange Act;

(d)

☐ Investment company registered under section 8 of the Investment Company Act of 1940;

(e)

☐ An investment adviser in accordance with Rule 13-d(1)(b)(1)(ii)(E);

(f)

☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)

☐ A parent holding company or control person, in accordance with Rule 13d-1(b)(ii)(G);

(h)

☐ A savings association, as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i)

☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;

(j)

☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

(a)

Amount beneficially owned: 1,885,890 shares of Common Stock

(b)

Percentage of class:  9.96%, which is based on 18,927,990 shares of Issuer’s Common Stock issued and outstanding as of June 14, 2007.

(c)

Number of shares as to which the person has:

(i)

Sole power to vote or to direct the vote 1,885,890 shares.

(ii)

Shared power to vote to vote or to direct the vote 0 shares.

(iii)

Sole power to dispose or to direct the disposition of 1,885,890 shares.

(iv)

Shared power to dispose or to direct the disposition of 0 shares.

Item 5.   Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.  Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8.  Identification and Classification of Members of the Group.

Not applicable.

Item 9.  Notice of Dissolution of Group.

Not applicable.

Item 10.  Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

  June 18, 2007

Date

  /s/  K. Thomas Bailey

Signature

  K. Thomas Bailey, Chief Financial Officer

Name/Title